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                                                            EXHIBIT 99


             UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF
    UNION PACIFIC RAILROAD COMPANY AND MISSOURI PACIFIC RAILROAD COMPANY
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The Unaudited Pro Forma Combined Financial Statements of Union Pacific Railroad
Company ("UPRR") and Missouri Pacific Railroad Company ("MPRR")(the "Pro Forma Financial Statements") have been prepared to reflect two events: (i) the merger of MPRR with and into UPRR (the "Merger"), with UPRR continuing as the surviving corporation; and (ii) the pro forma effect of Union Pacific Corporation's ("UPC") acquisition of Chicago and North Western Transportation Company ("CNW") whose financial results were consolidated with UPRR's financial results effective May 1, 1995. The applicable transactions are reflected in the Unaudited Pro Forma Combined Statement of Income as if such transactions occurred at the beginning of each year presented. The combination of the Statements of Financial Position of UPRR (including CNW) and MPRR are reflected in the Unaudited Pro Forma Combined Statement of Financial Position as if the Merger had occurred on December 31, 1996.

The Merger occurred on January 1, 1997 and has been accounted for in a manner similar to a pooling-of-interests as a combination of entities under common control. The resulting combined entity is a wholly-owned, indirect subsidiary of UPC. Prior to the Merger, MPRR was a Class I Railroad, which operated as a unified system with the railroad operations of UPRR. UPRR intends to continue such operations following the Merger.

In April 1995, UPC completed a cash tender offer for all outstanding CNW shares. CNW's financial results were consolidated with UPRR effective May 1, 1995. As described in Note A to the Pro Forma Financial Statements, the Unaudited Pro Forma Combined Statement of Income includes adjustments to reflect the historical results of operations of CNW not included in UPRR's results of operations, as well as certain adjustments related to the acquisition of CNW and integration of its operations with UPRR.

The Pro Forma Financial Statements are prepared for illustrative purposes only and are based on assumptions set forth in the notes to such statements. The Pro Forma Financial Statements are not necessarily indicative of the financial position or results of operations that might have occurred had the applicable transactions actually taken place on the dates indicated, or of future results of operations or financial position of the stand-alone or combined entities. The Pro Forma Financial Statements are based on the historical consolidated financial statements of UPRR, MPRR and CNW and should be read in conjunction with such historical financial statements and notes thereto, which, in the case of UPRR, are included in the Form 10-K with which this exhibit is filed.

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          UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
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Union Pacific Railroad Company (Combined with Missouri Pacific Railroad
Company and Chicago and North Western Transportation Company) (A)


Millions of Dollars                                 1996     1995     1994
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Operating Revenues  Transportation               $ 6,862  $ 6,721  $ 6,427
                    -------------------------------------------------------
Operating Expenses  Salaries, wages and
                      employee benefits            2,206    2,215    2,181
                    Equipment and other
                       rents                         753      720      667
                    Fuel and utilities               625      542      507
                    Depreciation and
                       retirements                   616      606      575
                    Materials and supplies           380      354      377
                    Purchased services               294      275      243
                    Other costs                      429      554      517
                    ------------------------------------------------------

                    Total                          5,303    5,266    5,067
                    ------------------------------------------------------

Income              Operating Income               1,559    1,455    1,360
                    Other Income                     245      206      172
                    Interest Expense                (388)    (352)    (368)
                    ------------------------------------------------------
                    Income before Income
                       Taxes                       1,416    1,309    1,164
                    Income Taxes                    (474)    (445)    (420)
                    ------------------------------------------------------
                    Net Income                    $  942   $  864   $  744

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                    The accompanying notes to these unaudited pro forma
                    combined financial statements are an integral part of these statements.

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        UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION
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Union Pacific Railroad Company (Combined with Missouri Pacific Railroad
Company)

Millions of Dollars                                      December 31, 1996
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Assets
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Current Assets      Cash and temporary investments                 $    85
                    Accounts receivable - net                          230
                    Due from affiliated companies - net              1,045
                    Other current assets                               372
                    ------------------------------------------------------
                    Total                                            1,732
                    ------------------------------------------------------
Investments         Investments, net                                   580
                    ------------------------------------------------------
Properties          Cost                                            18,943
                    Accumulated depreciation                        (4,740)
                    ------------------------------------------------------
                    Net                                             14,203
                    ------------------------------------------------------
Other               Other Assets                                        85
                    ------------------------------------------------------
                    Total Assets                                   $16,600
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Liabilities and
Stockholders' Equity
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Current Liabilities Accounts payable                                 $ 596
                    Debt due within one year                            71
                    Other current liabilities                          703
                    ------------------------------------------------------
                    Total                                            1,370
                    ------------------------------------------------------
Other Liabilities   Debt Due after One Year                          1,230
and Stockholders'   Deferred Income Taxes                            4,197
Equity              Due to UPC Long-Term                             3,034
                    Other Long-Term Liabilities                      1,144
                    Common Stockholders' Equity                      5,625
                    ------------------------------------------------------
                    Total Liabilities and Stockholders'
                      Equity                                       $16,600
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                    The accompanying notes to these unaudited pro forma
                    combined financial statements are an integral part of these statements.

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   NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF UNION PACIFIC
           RAILROAD COMPANY AND MISSOURI PACIFIC RAILROAD COMPANY


(A) The Unaudited Pro Forma Combined Statement of Income has been prepared to reflect the merger of Union Pacific Railroad Company ("UPRR") and Missouri Pacific Railroad Company ("MPRR") as if such combination had occurred on January 1 of each period presented. The Unaudited Pro Forma Combined Statement of Income also reflects the pro forma effect of the merger of Chicago and North Western Transportation Company ("CNW") with and into UPRR. In April 1995, a wholly-owned, indirect subsidiary of Union Pacific Corporation ("UPC") completed a cash tender offer for all outstanding shares of CNW at $35 per share. CNW's financial results were consolidated with UPRR effective May 1, 1995. Prior to the acquisition of CNW, UPRR owned approximately 30 percent of CNW's outstanding common stock and accounted for such investment using the equity method. The Unaudited
Pro Forma Combined Statement of Income has been adjusted for 1995 and 1994 to include CNW's historical results as if the CNW acquisition had occurred on January 1 of the periods presented.

The following table shows adjustments made to CNW's historically reported amounts (Millions of Dollars):

                               For the Period                     For the Year Ended
                      January 1, 1995 to April 30, 1995            December 31, 1994
                      ---------------------------------    ---------------------------------
                      Historical  Adjustments  Adjusted    Historical  Adjustments  Adjusted
                      ----------  -----------  --------    ----------  -----------  --------
Operating Revenues (B)    $  407       $  (12)   $  395        $1,130       $  (21)   $1,109
Operating Expenses(B/C)      319           (6)                    904          (15)
                                            11      324                         33       922
                          ------       -------   ------        ------       ------    ------
Operating Income              88           (17)      71           226          (39)      187
Other Income-Net (B)          (5)           (6)     (11)            7          (15)       (8)
Interest Expense (C)         (33)          (28)     (61)          (97)         (85)     (182)
Income before Income      ------       -------   ------        ------       ------    ------
  Taxes                       50           (51)      (1)          136         (139)       (3)
Income Taxes (D)             (17)           15       (2)          (52)          45        (7)
                          ------        ------   ------        ------       ------    ------
Net Income                $   33        $  (36)  $   (3)       $   84       $  (94)   $  (10)


(B) The Unaudited Pro Forma Combined Statement of Income includes an adjustment to operating revenues to eliminate UPRR's recognition of CNW equity earnings ($12 million and $21 million for the years ended December 31, 1995 and 1994, respectively). Other operating costs for CNW and other income for UPRR have been reduced to reflect the elimination of intercompany leasing activity between UPRR and CNW. These accounts were reduced by $6 million and $15 million for the years ended December 31, 1995 and 1994, respectively.

(C) As a result of the revaluation of CNW's assets to fair market value as part of the allocation of the purchase price of CNW, annual depreciation expense increased by $33 million. In addition, annual interest expense is assumed to increase by $85 million, reflecting UPRR's intercompany borrowings to finance the CNW acquisition of $1.17 billion at an average interest rate of
7.3 percent per annum (the actual average interest rate of the debt securities issued by UPC to finance the CNW acquisition).

(D) Tax-effected pro forma adjustments recorded in the Unaudited Pro Forma Combined Statement of Income have been determined using an effective tax rate of 38 percent.